NEWS RELEASE: March 21, 2007

Caballo Blanco Work Program Identifies New Areas of Alteration and Mineralization

Almaden Minerals Ltd. (“Almaden”) has completed the first phase of a geologic mapping, soil sampling and induced polarization (“IP”) geophysical program at its 100% owned (subject to an NSR) Caballo Blanco project, Mexico. The work has identified previously unrecognized areas of alteration and mineralization as well as geophysical features that are interpreted to represent new feeder zones similar to that intersected in past drilling. The work program has been to date focused on the Northern Zone where past drilling intersected vuggy silica and breccia zones typical of that found in high-sulphidation epithermal systems. This drilling consisted of six holes, drilled in a small area (Cerro La Cruz) of the Northern Zone which is a large rugged area of hydrothermal alteration roughly 30 square kilometers in size.

Until the current program in the Northern Zone only two short lines of IP geophysics were carried out in the area (over Cerro la Cruz) and no soil sampling or geologic mapping. IP geophysics has been completed on lines spaced 400 to 700 meters apart and a second phase of fill-in work is now underway. The geophysics has identified several significant resistivity highs spatially associated with high chargeability responses at depth. The resistivity highs are sub horizontal at surface and near vertical at depth. The deeper responses are interpreted to represent feeder zones to the high sulphidation system similar to the Cerro La Cruz area of the Northern Zone which was drilled in the past. Highlights from this drilling are summarized in an Almaden’s news release of February 20, 2007 (www.almadenminerals.com). Soil sampling has been completed over the entire Northern Zone with samples spaced 200 by 50 meters apart. All samples have been submitted to ALS Chemex’s prep facility in Mexico where they will be processed for analysis in North Vancouver. In fill soil sampling will be conducted when results from the first phase are received.

The geologic mapping component of the work program is expected to be completed by May. To date the work has identified several new zones of mineralization including vuggy silica and breccia in between the Highway and Northern Zones of the property where no mineralization was previously known to exist. Samples from these zones have been submitted for analysis. The mapping has also identified several episodes of post mineralization volcanic rocks which form thin cover and obscure mineralization in several areas of the property. This appears to be especially true in the area between the Highway and Northern Zones of the property. Altered outcrops between these zones and underlying post mineral volcanic cover suggest that these two areas may in fact be connected. These areas will now be tested with IP geophysics to try to identify underlying zones of mineralization.

Almaden expects to have all the results from the current work program available for interpretation in May. The current work program has been designed to better define drill targets in the Northern Zone of the property. Road work to facilitate drilling is currently being permitted and is expected to start shortly. Soil sampling will now shift to the Highway Zone.

The Northern, and most prospective portion, of the Highway zone has never been soil sampled.

Almaden will update the progress of the ongoing program at Caballo Blanco as soon as results are received. Morgan J. Poliquin, P.Eng. is the COO and a director of Almaden and a qualified person under the meaning of National Instrument 43-101. He reviewed the technical information contained in this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

______________________

Morgan Poliquin, P. Eng.

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.